Amendment No. 1
Rex Stores Corporation
Common Stock, $.01 par value
CUSIP Number  761624105

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CUSIP NO. 761624105
Item 1:   Reporting Person -  Lawrence Tomchin
Item 4:   United States of America
Item 5:   574,039
Item 6:   8,333
Item 7:   574,039
Item 8:   8,333
Item 9:   582,372
Item 11:  7.6%
Item 12:  IN

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Item 4.  Ownership

          The following information concerning ownership of Common Stock is given as of December 31, 1998:

     (a)  Amount Beneficially Owned

          582,372 Shares of Common Stock, 485,356 of which represents the right to acquire stock within 60 days.

     (b)  Percent of Class

          7.6%

     (c)  Number of Shares as to which the Person has:

          (i)   Sole power to vote or to direct the vote

                574,039 Shares of Common Stock

          (ii)  Shared power to vote or to direct the vote

                8,333 Share of Common Stock

          (iii) Sole power to dispose or to direct the disposition of

                574,039 Shares of Common Stock

          (iv) Shared power to dispose or to direct the disposition of

                8,333 Shares of Common Stock



                           SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                              LAWRENCE TOMCHIN
                              Lawrence Tomchin

Date: February 11, 1999